UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2010
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A     .

Convocation of Annual General Meeting of Shareholders
of KB Financial Group Inc. for Fiscal Year 2009
On February 10, 2010, the board of directors of KB Financial Group Inc. resolved to convene the annual general meeting of shareholders for fiscal year 2009 as follows:

·	Date and Time:	March 26, 2010, 10:00 A.M. local time

·	Venue:	Fourth Floor Auditorium, Kookmin Bank, 36-3, Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea

·	Agenda:
1)	Approval of financial statements (balance sheet, statement of income and statement of appropriation of retained earnings) for fiscal year 2009

2)	Amendment of the Articles of Incorporation

3)	Appointment of executive director(s)

4)	Appointment of the members of the Audit Committee, who are non-executive directors

5)	Approval of the aggregate remuneration limit for directors
Shareholders may exercise their voting rights without attending the meeting in person by submitting voting cards by mail.
Details regarding the candidate for executive director(s) will be disclosed after the list of such candidates is finalized.

2009 Preliminary Operating Results
On February 10, 2010, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for fiscal year 2009. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfng.com).
The preliminary figures for KB Financial Group and Kookmin Bank for fiscal year 2009 presented herein are currently being audited by their respective independent auditors and are subject to change.
     1.     Operating results of KB Financial Group (consolidated)

				% Change		% Change
(Won in millions, %)		4Q 2009	3Q 2009	(Q to Q)	4Q 2008*	(Y to Y)
Operating Revenue	Specified Quarter	6,007,998	6,679,499	(10.05)	17,967,947	(66.56)
	Cumulative	30,446,099	24,487,629	—	29,729,283	—
Operating Income	Specified Quarter	70,936	145,037	(51.09)	33,789	109.94
	Cumulative	651,285	580,349	—	627,301	—
Income before Income Tax	Specified Quarter	41,398	155,419	(73.36)	135,118	(69.36)
	Cumulative	552,158	510,760	—	939,408	—
Net Income **	Specified Quarter	17,837	173,717	(89.73)	43,878	(59.35)
	Cumulative	539,818	521,981	—	611,927	—

*	KB Financial Group was established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Korean law and accordingly, the cumulative figures for the fourth quarter of fiscal year 2008 are based on the consolidated results subsequent to June 30, 2008, the end of the most recent quarter prior to the establishment of KB Financial Group.

**	Represents net income for controlling company interests.

     2.     Operating results of Kookmin Bank (non-consolidated)

				% Change		% Change
(Won in millions, %)		4Q 2009	3Q 2009	(Q to Q)	4Q 2008	(Y to Y)
Operating Revenue	Specified Quarter	5,480,502	6,311,324	(13.16)	17,605,426	(68.87)
	Cumulative	28,734,838	23,254,336	—	44,379,564	(35.25)
Operating Income	Specified Quarter	91,016	189,876	(52.07)	(433,973)	N/A *
	Cumulative	703,027	612,011	—	1,811,443	(61.19)
Income before Income Tax	Specified Quarter	58,708	199,098	(70.51)	(388,335)	N/A *
	Cumulative	660,471	601,763	—	2,158,289	(69.40)
Net Income	Specified Quarter	17,818	231,144	(92.29)	(318,459)	N/A *
	Cumulative	635,803	617,985	—	1,510,784	(57.92)

*	N/A = Not applicable

Declaration of Cash Dividends by KB Financial Group Inc.
     On February 10, 2010, the board of directors of KB Financial Group Inc. (“KB Financial Group”) passed a resolution to declare a cash dividend of KRW 230 per common share (total dividend amount: KRW 78,896,667,470), subject to shareholder approval. The record date is December 31, 2009, and in accordance with the Korean Commercial Code, the payment for such dividends (which is subject to change pending shareholder approval) is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Financial Group scheduled to be held on March 26, 2010.
     The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders and the results of the audit by our independent auditor.
     The total number of common shares that are eligible for payment of dividends is 343,028,989 shares (which excludes 43,322,704 shares held by Kookmin Bank, a wholly-owned subsidiary of KB Financial Group).

Declaration of Cash Dividends by Kookmin Bank
     On February 9, 2010, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc. (“KB Financial Group”), passed a resolution to declare a cash dividend of KRW192 per common share (total dividend amount: KRW95,304,790,272), subject to shareholder approval. The record date is December 31, 2009, and the expected payment date for such dividends (which is subject to change pending shareholder approval) is March 25, 2010. The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of Kookmin Bank.
     The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders of Kookmin Bank (which is scheduled to be held on March 25, 2010) and the results of the audit of Kookmin Bank by its independent auditor.

Report of Change in Revenue or Income of More than 15% (Kookmin Bank)
Kookmin Bank, a wholly owned subsidiary of KB Financial Group Inc., reported changes in its non-consolidated revenue and income as described below.

Key Details	(Won in thousands, %)

			Change	Change
	FY2009	FY2008	(Amount)	(%)
Revenue and Income
- Operating Revenue	28,734,837,826	44,379,563,742	(15,644,725,916)	(35.3)
- Operating Income	703,026,527	1,811,442,884	(1,108,416,357)	(61.2)
- Income before Income Tax	660,470,970	2,158,289,327	(1,497,818,357)	(69.4)
- Net Income	635,802,787	1,510,783,978	(874,981,191)	(57.9)
Other Financial Data
- Total Assets	256,519,760,407	262,093,176,566
- Total Liabilities	237,177,202,547	244,779,083,051
- Shareholders’ Equity	19,342,557,860	17,314,093,515
- Capital Stock	2,481,895,580	2,181,895,580
- Shareholders’ Equity/ Capital Stock Ratio (%)	779.3	793.5

-	The decreases in operating income and net income were primarily due to (i) a decrease in operating revenue due to, among other reasons, a decrease in income from derivatives and (ii) an increase in operating expenses due to, among other reasons, an increase in loan loss provisions.
The above figures are subject to change based on (i) the results of the audit by Kookmin Bank’s independent auditors and (ii) the results of Kookmin Bank’s annual general meeting of shareholders.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 10, 2010	By:	/s/ Kap Shin
(Signature)
		Name:	Kap Shin
		Title:	Deputy President & CFO